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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Bancinsurance Corporation
(Name of Issuer)
Common Shares, Without Par Value
(Title of Class of Securities)
05945K-10-2
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05945K-10-2	13G/A

1.	NAMES OF REPORTING PERSONS

Certain members of the Si Sokol family and an Ohio limited partnership whose sole partners are members of the Si Sokol family, the Estate of Si Sokol and trusts for the benefit of members of the Si Sokol Family are filing this Amendment No. 11 to Schedule 13G as a group. The members of the group are Barbara K. Sokol, John S. Sokol, James K. Sokol, Carla A. Sokol and Falcon Equity Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States (for each individual who is a member of group) Falcon Equity Partners, L.P. is an Ohio limited partnership

	5.	SOLE VOTING POWER

NUMBER OF		3,154,070 (See Item 4 below for number of shares beneficially owned by each member of group)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,154,070 (See Item 4 below for number of shares beneficially owned by each member of group)

WITH:	8.	SHARED DISPOSITIVE POWER

-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,154,070 (See Item 4 below for number of shares beneficially owned by each member of group)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

58.0% (See Item 4 below for percent of class owned by each member of group)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN (for each individual who is a member of group) PN for Falcon Equity Partners, L.P.

Item 1(a). Name of Issuer.
Item 1(b). Address of Issuer’s Principal Executive Offices.
Item 2(a). Name of Person Filing.
Item 2(b). Address of Principal Business Office or, if None, Residence.
Item 2(c). Citizenship.
Item 2(d). Title of Class of Securities.
Item 2(e). CUSIP Number.
Item 3.
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certifications.
Signature

Item 1(a). Name of Issuer.
          Bancinsurance Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices.
          250 East Broad Street, 7th Floor
          Columbus, Ohio 43215
Item 2(a). Name of Person Filing.
          Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), certain members of the Si Sokol family and an Ohio limited partnership whose sole partners are members of the Si Sokol family, the Estate of Si Sokol and trusts for the benefit of members of the Si Sokol family are filing this Amendment No. 11 to Schedule 13G as a group.
          The individual members of the group on behalf of whom this Amendment No. 11 to Schedule 13G is being filed consist of:
•	Barbara K. Sokol, individually, as Executor of the Estate of Si Sokol and as a general partner of Falcon Equity Partners, L.P.

•	John S. Sokol, individually, as custodian for his minor children and as the managing general partner and a general partner of Falcon Equity Partners, L.P.

•	James K. Sokol, individually

•	Carla A. Sokol, individually

•	Falcon Equity Partners, L.P.
          Barbara K. Sokol is the widow of Si Sokol who passed away on July 3, 2007 and was a member of the group until the time of his death. John S. Sokol, James K. Sokol and Carla A. Sokol are the children of Si Sokol and Barbara K. Sokol. Because of their family relationship, they have elected to file this Amendment No. 11 to Schedule 13G as a group.
Item 2(b). Address of Principal Business Office or, if None, Residence.
c/o John S. Sokol
250 East Broad Street, 7th Floor
Columbus, Ohio 43215

Item 2(c). Citizenship.
          United States (for each individual who is a member of group)
          Ohio for Falcon Equity Partners, L.P.
Item 2(d). Title of Class of Securities.
          Common Shares, without par value
Item 2(e). CUSIP Number.
          05945K-10-2
Item 3.
          Not Applicable
Item 4. Ownership.
(a)	Amount beneficially owned: 3,154,070 Common Shares as of December 31, 2008 (1)

(b)	Percent of class: 58.0% as of December 31, 2008 (1)

(c)	Number of Common Shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 3,154,070 as of December 31, 2008 (1)

(ii)	Shared power to vote or to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

3,154,070 as of December 31, 2008 (1)

(iv)	Shared power to dispose or to direct the disposition of:

None

(1)	The following information is provided as of December 31, 2008. Barbara K. Sokol owns of record or through a broker 302,026 Common Shares (5.9%). Barbara K. Sokol, in her capacity as the Executor of the Estate of Si Sokol, is the beneficial owner of 353,592 Common Shares (7.0%) held of record or through a broker by the Estate of Si Sokol and has sole voting and dispositive power with respect to such Common Shares.

          John S. Sokol owns of record or through a broker 246,694 Common Shares (4.5%) (which includes 19,063 restricted Common Shares which vest in one-half increments on May 30, 2009 and 2010 and 37,359 restricted Common Shares which vest in one-third increments on July 31, 2009, 2010 and 2011 subject, in each case, to his continued employment with the Company on the applicable vesting date) and is also the beneficial owner of 360,000 Common Shares (6.6%) that underlie currently exercisable stock options, and 44,647 Common Shares (0.8%) that he holds as custodian for his minor children. John S. Sokol may also be deemed the beneficial owner of 2,100 Common Shares (0.04%) that are owned by his wife (as to which he disclaims beneficial ownership).
     James K. Sokol owns of record or though a broker 31,400 Common Shares (0.6%).
     Carla A. Sokol owns of record or through a broker 63,611 Common Shares (1.3%).
          1,750,000 of the 3,154,070 Common Shares (34.4%) shown are held of record by Falcon Equity Partners, L.P. (“Falcon”), an Ohio limited partnership whose sole partners are the members of the Si Sokol family, the Estate of Si Sokol and trusts for the benefit of members of the Si Sokol family. The Estate of Si Sokol owns directly a 34.5 percentage interest in Falcon, Barbara K. Sokol owns directly a 0.3 percentage interest in Falcon, John S. Sokol owns, directly and indirectly as trustee of trusts for the benefit of members of the Si Sokol family a 44.4 percentage interest in Falcon, and James K. Sokol and Carla A. Sokol each own directly a 10.4 percentage interest in Falcon. As the sole managing general partner, John S. Sokol has sole power to dispose or direct the disposition of the Common Shares held of record by Falcon. As the general partners, John S. Sokol and Barbara K. Sokol share the power to vote or direct the vote with respect to the Common Shares held of record by Falcon.
          On January 1, 2009, Barbara K. Sokol, in her capacity as Executor of the Estate of Si Sokol, distributed in the aggregate a 34.5 percentage interest in Falcon that was owned by the Estate of Si Sokol to two trusts of which Barbara K. Sokol is the sole trustee and beneficiary and, following such distribution, Barbara K. Sokol, in her capacity as trustee of one of such trusts, distributed a 23.5 percentage interest in Falcon that was owned by such trust to herself. As a result of such transactions, as of January 1, 2009, the Estate of Si Sokol owns no percentage interest in Falcon and Barbara K. Sokol owns, directly and indirectly as trustee of a trust of which she is the sole trustee and beneficiary, a 34.8 percentage interest in Falcon. On January 1, 2009, Barbara K. Sokol, in her capacity as Executor of the Estate of Si Sokol, also distributed in the aggregate the 353,592 Common Shares that were owned by the Estate of Si Sokol to two trusts of which Barbara K. Sokol is the sole trustee and beneficiary and, following such distribution, Barbara K. Sokol, in her capacity as trustee of one of such trusts, distributed 172,796 Common Shares that were owned by such trust to herself. As a result of such transactions, as of January 1, 2009, the Estate of Si Sokol owns no Common Shares and Barbara K. Sokol owns, directly and indirectly as trustee of a trust of which she is the sole trustee and beneficiary, 655,618 Common Shares (12.9%). Barbara K. Sokol has sole voting and dispositive power with respect to such Common Shares.
          Each of the undersigned members of the group who is an individual disclaims beneficial ownership of Common Shares owned by the other undersigned individuals, and this filing shall not be construed as an admission that any of such individuals is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Common Shares owned by another undersigned individual.
Item 5. Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          See Note (1) to Item 4.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
          Not Applicable

Item 8. Identification and Classification of Members of the Group.
          In lieu of a separate exhibit, please see Item 2(a).
Item 9. Notice of Dissolution of Group.
          Not Applicable
Item 10. Certifications.
          Not Applicable

Signature
          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.*
Dated: February 17, 2009

/s/ Barbara K. Sokol
Barbara K. Sokol,
individually, as Executor of the Estate of Si Sokol and as a general partner of Falcon Equity Partners, L.P.

/s/ John S. Sokol
John S. Sokol,
individually, as custodian for his minor children and as the managing general partner and a general partner of Falcon Equity Partners, L.P.

/s/ James K. Sokol
James K. Sokol,
individually

/s/ Carla A. Sokol
Carla A. Sokol,
individually

Falcon Equity Partners, L.P.
By:	/s/ John S. Sokol
John S. Sokol, managing general partner

*	In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Exchange Act, this Amendment No. 11 to Schedule 13G is filed pursuant to an agreement among the above-listed parties, which is attached hereto as EXHIBIT A.

EXHIBIT A
          Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Amendment No. 11 to Schedule 13G to which this EXHIBIT A is attached is filed on behalf of each of the undersigned.
Dated: February 17, 2009

/s/ Barbara K. Sokol
Barbara K. Sokol,
individually, as Executor of the Estate of Si Sokol and as a general partner of Falcon Equity Partners, L.P.

/s/ John S. Sokol
John S. Sokol,
individually, as custodian for his minor children and as the managing general partner and a general partner of Falcon Equity Partners, L.P.

/s/ James K. Sokol
James K. Sokol,
individually

/s/ Carla A. Sokol
Carla A. Sokol,
individually

Falcon Equity Partners, L.P.
By:	/s/ John S. Sokol
John S. Sokol, managing general partner